                November 9, 2005

VIA FEDERAL EXPRESS AND EDGAR

Mr. Joseph Roesler

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: AXIS Capital Holdings Limited Form 10-K for year ended

December 31, 2004 filed on March 1, 2005

Set forth below are the responses by AXIS Capital Holdings Limited (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated October 27, 2005 (the "Comment Letter"). For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

In response to comments 1 and 2 of the Comment Letter, we have provided suggested revised disclosure that we intend to include in our 2005 Annual Report on Form 10-K (the “2005 10-K”). This disclosure is based on the disclosure in our 2004 Annual Report on Form 10-K (the “2004 10-K”). For the convenience of the Staff, we have provided a clean copy of the revised disclosure and a copy marked to show changes from the disclosure in the 2004 10-K.

Form 10-K for Year Ended December 31, 2004

Item 7. Management's Discussion and Analysis of Financial

Condition and Results of Operations.

Critical Accounting Policies

Reserve for losses and loss expenses, page 45

1.            It appears based on your disclosure that you do not calculate a range around your loss reserve, but instead use point estimates. Please provide us in a disclosure type format the following:

a) Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the

Mr. Joseph Roesler

November 9, 2005

range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.

Please see attached revised disclosure which details the actuarial methods used to derive our reserves and includes a discussion of why the method selected was more appropriate over the other methods.

b) Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.

Please see attached revised disclosure which clarifies management’s selection and booking of a single point estimate.

The concept of our point estimate of ultimate loss and loss expenses being derived from a combination of the baseline estimate and various uncertainties has been used by the Company since its formation. It has been developed by the independent actuaries in conjunction with management to address and more fully reflect some of the uncertainties that exist when estimating the ultimate cost of losses and loss expenses. These uncertainties are particularly relevant for us as we were formed in late 2001 and have a short operating history. Consequently, we have limited Company-specific data regarding underwriting profitability or claims emergence.

At December 31, 2004, the uncertainties developed by the independent actuaries for review by management comprised: uncertainty regarding the timing of the emergence of claims, uncertainty regarding changes in premium rates, uncertainty regarding hurricane exposures and uncertainty regarding non-modeled large claim development. Each of these four uncertainties is specific to us. The first two uncertainties relate to our short claims history and, therefore, use of industry information that may not be completely reflective of the experience that we will achieve. The third uncertainty relates to the fact that during 2004 there were several significant hurricanes that constituted the first large series of claims of this type experienced by us. Our procedures for estimating catastrophe losses of this magnitude had been untested up until that time. Given this fact, the uncertainty allows for the potential that the claims reserves we estimated at December 31, 2004 may not have been sufficient. The fourth uncertainty relates to the fact that we write contracts with significant exposure limits, which is not typical within the industry and is, therefore, not reflected in industry data. The size of the our exposure limits, together with our immature claims reporting pattern, could result in a significant reported claim that has not been included in the estimate of ultimate loss and loss expenses.

We do not consider the use of the uncertainties to generate a range of point estimates. The baseline represents a prudent best estimate and, therefore, does not constitute a low end of an actuarial range. In addition, the summation of the baseline estimate and all of the individual uncertainties will likely exceed the acceptable actuarial

Mr. Joseph Roesler

November 9, 2005

best estimate of loss and loss expenses due to the overlap of some elements of the uncertainties and, therefore, should not be considered to be the upper end of the range.

c) Include quantified and narrative disclosure of the impact that reasonably likely changes in one of more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

Please see attached revised disclosure which quantifies the impact of a 5% change in the reserves for IBNR on reported results, financial position and liquidity due to the reasonably likely changes in one or more of the variables used in estimating IBNR.

2.            We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. As this appears to pose a potential for a higher degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves, please provide us in a disclosure type format your disclosure related to this uncertainty. Also in this disclosure, please consider disclosing the following:

a) Include in this disclosure the risks associated with making this estimate and the effects and expected effects this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserves;

Please see attached revised disclosure which includes a discussion on the risks associated with establishing the estimate of assumed loss reserves and the effects and expected effects this uncertainty has on management's judgments and assumptions in establishing the assumed loss reserves.

b) The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;

Please see attached revised disclosure which includes a brief discussion on the nature and extent of the information received from the cedants related to policies, claims, and loss reserves.

c) The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;

Please see attached revised disclosure which includes a discussion about the time lag from when claims are reported to the cedant to when the cedant reports them to the company and how this time lag affects the loss reserve estimate.

d) How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are

Mr. Joseph Roesler

November 9, 2005

used to transact and service reinsurance policies and how that impacts the loss reserving methodology;

Please see attached revised disclosure which includes a discussion about how management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used and how that impacts the loss reserving methodology.

e) The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;

We did not have any material backlog related to the processing of assumed reinsurance information.

f) What process management performs to determine the accuracy and completeness of the information received from the cedants;

Please see attached revised disclosure which details our claims audit program which we perform to determine the accuracy and completeness of the information received from the cedants.

g) How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

We have had only one dispute with a cedant that relates to a claim of up to $400,000, which we expect will be resolved through arbitration. As is typical in our industry, most of our reinsurance contracts provide for arbitration in the event of a dispute.

h) Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Please see attached revised disclosure which includes a discussion of the independent actuaries’ use of historical loss information in their reserving methodology.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

i) Derivative Contracts, page 100

Mr. Joseph Roesler

November 9, 2005

3.            Please tell us the nature of the insurance products underwritten that you account for as derivatives. Please also tell us how you account for and classify premiums and losses resulting from these insurance products.

Within our political risk book of business, we write contracts that insure against payment default. Where these contracts do not meet the scope exception in FAS 133 for financial guarantee contracts, we account for the contracts as derivatives and record the contracts at fair value. Accordingly, the Company does not record premium or losses for these contracts but records the change in the fair value of the contract through other insurance related income.

At December 31, 2004, we had three of contracts accounted for as derivatives. The principal contract of this type expired during the quarter ended June 30, 2005.

In addition, as requested by the Commission in the Comment Letter, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to these comments or require additional information, please contact me at (441) 297-9540.

Very truly yours,

Andrew Cook

Reserve for losses and loss expenses. For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of the reserve for losses and loss expenses, which we also refer to as loss reserves. Our loss reserves are established based upon our estimate of the total cost of claims that were reported to us but not yet paid or, case reserves, the costs of additional case reserves on claims reported to us but not considered to be adequately reserved, or ACR, and the anticipated cost of claims incurred but not reported, or IBNR.

For reported losses, we establish case reserves within the parameters of the coverage provided in our insurance or reinsurance contracts. With respect to our insurance operations, we are notified of insured losses by brokers and insureds and record a case reserve for the estimated amount of the ultimate expected liability arising from the claim. The estimate reflects the judgment of our claims personnel based on general reserving practices, the experience and knowledge of such personnel regarding the nature of the specific claim and, where appropriate, advice of counsel. Reserves are also established to provide for the estimated expense of settling claims, including legal and other fees and the general expenses of administering the claims adjustment process.

Our reinsurance business is predominantly short to medium tail in nature, which typically allows us to determine the ultimate loss experience within a relatively short period after a contract has expired. However, the reserving process for our reinsurance operations is more complicated than for our insurance operations. For reported losses, we generally establish case reserves based on reports received primarily from brokers and also from ceding companies. With respect to contracts written on an excess of loss basis, we typically are notified of insured losses on specific contracts and record a case reserve for the estimated amount of the ultimate expected liability arising from the claim. With respect to contracts written on a pro rata basis, we typically receive aggregated claims information and record a case reserve based on this information.

Following the occurrence of a reinsured loss, an insured notifies its insurance company who then reports the information to its reinsurer, generally via a broker. The period of time that elapses between the notification to the insurance company and the reinsurance company varies depending upon a number of factors such as: the type of business; whether the reinsurance is written on an excess of loss or pro rata basis; the size of the loss; and whether the loss information is provided by brokers or cedants. Typically, the delay can vary from a few weeks to a several months. In addition, as reinsurers, we do not separately evaluate each of the underlying risks assumed and, therefore, we rely upon our cedants’ underwriting, risk management and claims administration practices. These factors necessarily create a higher degree of uncertainty in establishing our estimate of loss reserves for our reinsurance operations than for our insurance operations.

In order to reflect this increased level of uncertainty in establishing our loss reserves, some of our underwriting, claims and reserving practices have been modified for our reinsurance business. In deciding whether to provide treaty reinsurance, we carefully review and analyze the cedant’s underwriting and risk management practices to ensure appropriate underwriting, data capture and reporting procedures. We also utilize an outsourced claims audit program that allows us to review a cedant’s claims administration to ensure that its claim reserves are consistent with reinsured exposures, are adequately established and are properly reported in a timely manner, and to verify that claims are being handled appropriately. For those losses where we receive contract-specific loss notifications, our claims department evaluates each notification and may record ACRs if claims are not considered to be adequately reserved. Where claims information is received in an aggregated form, our reinsurance contracts typically require that pre-defined large losses must be separately notified so that these losses can be adequately evaluated. As our independent actuaries reserve on a line of business basis, their actuarial methodology allows for reporting time lags when establishing ultimate loss and loss expenses for reinsurance business. In addition, because we have limited loss experience and insufficient claims development data to calculate credible trends, our independent actuaries use industry data when establishing ultimate loss and loss expenses for our reinsurance business.

Loss reserving for catastrophe events in our insurance and reinsurance businesses is an inherently uncertain process. When a catastrophe occurs, we review our exposures to determine which exposures will be impacted by the event. We contact brokers and clients to determine their estimate of involvement and the extent to which their programs are affected. We may also use computer modeling to estimate loss exposures under the actual event scenario. We currently use Risklink version 4.5 licensed by RMS, Classic/2 and CATRADER licensed by AIR and WORLDCAT Enterprise licensed by Eqecat. As part of the underwriting process, we obtain exposure data from our clients, so that when an event occurs we can run our models to produce an estimate of the losses incurred by clients on programs that we insure or reinsure. Typically, we derive our estimate for the losses from a catastrophic event by blending all of the sources of loss information available to us. This estimate is derived by the claims team and is known as “case IBNR”. For catastrophic events, there generally is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss expenses. Reserves are reviewed quarterly and as experience develops and additional information is known, the reserves are adjusted as necessary. Adjustments are reflected in the period in which they become known.

The estimate of our ultimate loss and loss expenses is determined every quarter by Ernst & Young, who acts as our independent reserving actuary, and is based on generally accepted actuarial principles. The independent actuaries utilize various actuarial methodologies to arrive at a single point estimate for baseline ultimate loss and loss expenses. The selection of an actuarial methodology and the associated loss ratio, is applied at a line of business level to determine the ultimate loss and loss expenses by line of business. The actuarial method is dependent upon characteristics specific to each line of business, including: the extent of company-specific loss experience, the maturity of the line of business and the type of coverage. The actuarial methods utilized include the Bornhuetter-Ferguson method, the initial expected loss ratio method and the chain ladder ("loss emergence") method. The Bornhuetter-Ferguson method takes as a starting point an assumed ultimate loss and loss expense ratio developed by the actuaries and blends in the loss and loss expense ratio implied by the experience to date. The chain ladder method uses the historical development profile of incurred claims experience to project the more recent, less developed profile of claims experience and to generate ultimate loss and loss expenses. The initial expected loss ratio method estimates ultimate loss and loss expenses based on pricing information. Due to our limited loss experience, for most lines of business the independent actuaries utilize the Bornhuetter-Ferguson method to derive a single point estimate of baseline ultimate loss and loss expenses.

For our insurance segment, the assumed ultimate loss and loss expense ratios developed by the independent actuaries are based on benchmarks derived from the independent actuaries' wider market experience together with our limited historical data. These benchmarks are then adjusted for rating increases and changes in terms and conditions that have been observed in the market and by us. For our reinsurance segment, the assumed ultimate loss and loss expense ratios are based on contract-by-contract initial expected loss ratios derived during pricing together with benchmarks derived from the independent actuaries' wider market experience. Under U.S. GAAP, we are not permitted to establish loss reserves until an event that gives rise to a loss occurs. Consequently, on some contracts that respond to highly visible, major loss events, we do not establish general IBNR, although in certain cases we are holding case IBNR where potential exposure has been identified.

Our independent actuaries apply loss and loss expense ratios to our earned premium to generate estimated baseline ultimate costs of the losses. From the estimated baseline ultimate costs of losses, we deduct paid losses and reported case reserves to generate our baseline IBNR. The estimated baseline ultimate costs of losses will almost certainly differ from our actual losses and loss expenses. The uncertainty surrounding our actual losses and loss expenses is greater for a company like ours that has a limited operating history and claims loss development patterns. In addition, our limited operating history and claims loss development patterns have necessitated the use of benchmarks in deriving our IBNR. These benchmarks could differ materially from our actual experience despite management’s and the independent actuaries’ care in selecting them.

To reduce some of this uncertainty, our independent actuaries perform, in conjunction with management, an analysis of additional factors to be considered when establishing our IBNR. These uncertainties may vary over time, but generally contemplate matters such as the timing and emergence of claims on our insurance and reinsurance businesses and short term market trends that might alter our otherwise consistent, baseline approach. A combination of the baseline estimate of IBNR and the reserves for the additional uncertainties produces a single point estimate that constitutes management’s and the actuaries' best estimate of IBNR.

The following table provides a breakdown of reserves for losses and loss expenses by segment by type of exposure as of December 31, 2005, 2004 and 2003.

	As of December 31, 2005	As of December 31, 2004	As of December 31, 2003

Marine, aviation and aerospace		$ 280.5	$ 148.5
Onshore and offshore energy and property		421.6	251.5
Other specialty risks		179.8	$81.7
Total—Global Insurance		$ 881.9	$ 481.7
Catastrophe (property and non-property)		$ 394.3	$ 165.6
Credit and bond		18.5	—
Liability		31.0	—
Other		74.2	61.7
Total—Global Reinsurance		$ 518.0	$ 227.3
Professional lines and liability		$ 460.5	$ 174.4
Property		300.1	$49.4
Total—U.S Insurance		$ 760.6	$ 223.8
Professional lines and liability		$ 203.2	$ 48.7
Property, marine and aviation		40.9	11.3
Total—U.S Reinsurance		$ 244.1	$ 60.0
Total reserves for losses and loss expenses		$ 2,404.6	$ 992.8

As of December 31, 2005, the reserve for IBNR accounted for $  million, or %, of our total loss reserves. As of December 31, 2004, the reserve for IBNR accounted for $1,818.7 million, or 76%, of our total loss reserves.

As of December 31, 2005, a 5% change in the reserve for IBNR losses would equate to a $  million change in loss reserves, which change would represent % of net income and % of shareholders' equity. As of December 31, 2004, a 5% change in the reserve for IBNR losses would equate to a $90.9 million change in loss reserves, which change would represent 18.1% of net income and 2.8% of shareholders' equity.

The methodology of estimating loss reserves is reviewed each quarter to evaluate whether the assumptions made continue to be appropriate. Any adjustments that result from this review are recorded in the quarter in which they are identified.

Our reserving practices and the establishment of any particular reserve reflect management's judgment concerning sound financial practice and do not represent any admission of liability with respect to any claims made against us. No assurance can be given that actual claims made and related payments will not be in excess of the amounts reserved. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, ultimate liability may exceed or be less than the revised estimates.